================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              Occam Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67457P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 28 Pages
================================================================================

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 2 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                               Page 2 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 3 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                               Page 3 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 4 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA General Partners, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                               Page 4 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 5 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
--------------------------------------------------------------------------------

                               Page 5 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 6 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES              8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING             9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

                               Page 6 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 7 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Stewart Alsop II
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  45,611,414 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     45,611,414 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,611,414 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.1%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 7 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 8 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter J. Barris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 8 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 9 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Nancy L. Dorman
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 9 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 10 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ronald H. Kase
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 10 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 11 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         C. Richard Kramlich
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 11 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 12 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Thomas C. McConnell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     40,000 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    40,000 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,558,432 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 12 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 13 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter T. Morris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     35,000 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,517,046 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    35,000 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,517,046 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,552,046 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 13 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 14 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         John M. Nehra
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 14 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 15 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Charles W. Newhall, III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES               8   SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING              9   SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 15 of 28 Pages

-------------------                                                -------------
CUSIP NO. 67457P101                   13D                          PAGE 16 OF 28
-------------------                                                -------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Mark W. Perry
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

                                     0 shares
          NUMBER OF           ------ -------------------------------------------
            SHARES              8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  49,518,532 shares
             EACH             ------ -------------------------------------------
          REPORTING             9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     49,518,532 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,518,532 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                               Page 16 of 28 Pages

                                  Schedule 13D

Item 1.       Security and Issuer.
              -------------------

              This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Occam Networks, Inc., a Delaware corporation (the
"Issuer"). The principal executive offices of the Issuer are located at 77 Robin
Hill Road, Santa Barbara, California 93117.

Item 2.       Identity and Background.
              -----------------------

              Names of Persons Filing: New Enterprise Associates VII, Limited
Partnership ("NEA VII") and New Enterprise Associates 9, Limited Partnership
("NEA 9") (collectively, the "Funds"); NEA Partners VII, Limited Partnership
("NEA Partners VII"), which is the sole general partner of NEA VII, NEA Partners
9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of
NEA 9 and NEA General Partners, L.P. ("Presidents Partners") (collectively, the
"GPLPs"); and Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), Nancy L.
Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"),
Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra
("Nehra"), Charles W. Newhall III ("Newhall"), and Mark W. Perry ("Perry")
(collectively, the "General Partners"). All of the General Partners are
individual general partners of NEA Partners VII (except Alsop) and NEA Partners
9. All of the General Partners except Alsop and Morris are individual general partners of Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the
"Reporting Persons."

              The address of the principal business office of Presidents
Partners, NEA VII, NEA Partners VII, NEA 9, NEA Partners 9, Dorman, Nehra and
Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland
21202. The address of the principal business office of Alsop, Kase, Kramlich,
McConnell, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road,
Menlo Park, California 94025. The address of the principal business office of
Barris is New Enterprise Associates, One Freedom Square, 11951 Freedom Drive,
Suite 1240, Reston, Virginia 20190.

              Each of NEA VII, NEA Partners VII, NEA 9, NEA Partners 9 and
Presidents Partners is a limited partnership organized under the laws of the
State of Delaware. Each of the General Partners is a United States citizen.

              The principal business of NEA VII and NEA 9 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VII, NEA Partners 9 and Presidents Partners
is to act as the general partner of NEA VII, NEA 9 and NEA Presidents Fund,
L.P., respectively. The principal business of each of the General Partners is to manage the affairs of NEA Partners VII, NEA Partners 9, Presidents Partners and
a number of affiliated partnerships with similar businesses.

              During the five years prior to the date hereof, none of the
Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

              NEA 9 acquired 371,548 shares (the "NEA A Shares") of the Issuer's
Series A Convertible Preferred Stock, $.001 par value per share, from the Issuer in a private transaction on December 19, 2002 (the "Series A Financing") for a
total purchase price of $2,786,610.00. In connection with the Series A

                              Page 17 of 28 Pages

Financing, certain other investors (the "Additional Investors") acquired an aggregate of 1,100,159 shares (the "Additional A Shares," and together with the
NEA A Shares, the "Outstanding A Shares") of Series A Convertible Preferred
Stock, $.001 par value per share. The NEA A Shares shall automatically convert into 28,119,172 shares of Common Stock (the "NEA Conversion Shares") upon the filing of an amendment to the Issuer's Certificate of Incorporation (the
"Charter Amendment") to increase the authorized capital stock of the Issuer as necessary to permit the conversion (the "Conversion") of all of the Outstanding
A Shares into Common Stock. Filing of the Charter Amendment is contingent upon the approval of the Issuer's stockholders, which may be obtained within 60 days of the filing of this Amendment No. 1 to Schedule 13D. The working capital of
NEA 9 was the source of the funds for the purchase of the NEA A Shares. No part of the purchase price paid by NEA 9 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA A Shares.

Item 4.       Purpose of Transaction.
              ----------------------

              NEA 9 acquired the NEA A Shares, and will acquire the NEA
Conversion Shares issuable upon conversion of the NEA A Shares, for investment purposes. Depending on general market and economic conditions, continuing evaluation of the business and prospects of the Issuer, the relative attractiveness of other business and investment opportunities, and other factors, NEA 9 and the other Reporting Persons may from time to time sell all or a portion of the NEA A Shares or the NEA Conversion Shares, dispose of or acquire additional shares of the Issuer in the open market or in privately negotiated transactions, or distribute shares of the Issuers to their respective partners. Thomas C. McConnell is currently a member of the Board of Directors of the Issuer. Except with respect to the Conversion and the Charter Amendment, which if approved by the stockholders of the Issuer would result in the authorization of additional shares of Common Stock and the automatic conversion of all of the Outstanding A Shares into 111,380,443 shares of Common Stock, as described above, none of the Reporting Persons has any present plans which relate to or would result in:

              (a)     The acquisition by any person of additional securities of
                      the Issuer, or the disposition of securities of the
                      Issuer;

              (b)     An extraordinary corporate transaction, such as a merger,
                      reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (c)     A sale or transfer of a material amount of assets of the
                      Issuer or any of its subsidiaries;

              (d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change
                      the number or term of directors or to fill any existing
                      vacancies on the board;

              (e)     Any material change in the present capitalization or
                      dividend policy of the Issuer;

              (f)     Any other material change in the Issuer's business or
                      corporate structure;

              (g)     Changes in the Issuer's charter, bylaws or instruments
                      corresponding thereto or other actions which may impede
                      the acquisition of control of the Issuer by any person;

              (h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be
                      authorized to be quoted in an inter-dealer quotation
                      system of a registered national securities association;

                              Page 18 of 28 Pages

              (i)     A class of equity securities of the Issuer becoming
                      eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934;
                      or

              (j)     Any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

              Amount Beneficially Owned: NEA VII is the record owner of
3,233,522 shares of Common Stock (the "NEA VII Shares"). NEA Partners VII is the
record owner of 672,110 shares of Common Stock (the "NEA Partners VII Shares").
Presidents Partners is the record owner of 1,486 shares of Common Stock (the
"Presidents Partners Shares"). NEA 9 is the record owner of 17,492,242 shares of
Common Stock (the "NEA 9 Common Shares") and the record owner of the 371,548 NEA
A Shares acquired in the Series A Financing. As indicated above, upon stockholder approval of the Charter Amendment and the filing of the Charter
Amendment, the NEA A Shares shall automatically convert into, and NEA 9 will be the record owner of, 28,119,172 additional shares of Common Stock. Including the
NEA 9 Common Shares and the NEA Conversion Shares, NEA 9 will then be the record holder of an aggregate of 45,611,414 shares of Common Stock (the "NEA 9
Shares"). By virtue of their relationship as affiliated limited partnerships whose general partners have overlapping individual general partners, each Fund and each GPLP may be deemed to beneficially own the NEA VII Shares, the NEA
Partners VII Shares, the NEA 9 Shares and the Presidents Partners Shares, for an
aggregate of 49,518,532 shares (the "Record Shares").

              As individual general partners of NEA Partners VII, which is the sole general partner of NEA VII, NEA Partners 9, which is the sole general partners of NEA 9, and Presidents Partners, Barris, Dorman, Kase, Kramlich,
McConnell, Nehra, Newhall and Perry may be deemed to own beneficially the Record
Shares. McConnell holds options to purchase 40,000 shares (the "McConnell Option
Shares"), which options are immediately exercisable. As an individual general partner of Presidents Partners, NEA Partners VII, which is the sole general partner of NEA VII, and NEA Partners 9, which is the sole general partner of NEA
9, McConnell may be deemed to own beneficially the Presidents Partners Shares, the NEA VII Shares, the NEA Partners VII Shares, and the NEA 9 Shares for a
total of 49,558,532 shares (which includes the McConnell Option Shares). Morris holds options to purchase 35,000 shares (the "Morris Option Shares"), which options are immediately exercisable. As an individual general partner of NEA
Partners VII and NEA Partners 9, which are the sole general partners of NEA VII and NEA 9, respectively, Morris may be deemed to own beneficially the NEA VII
Shares, the NEA Partners VII Shares, and the NEA 9 Shares for a total of
49,552,046 shares (which includes the Morris Option Shares). As an individual partner of NEA Partners 9, Alsop may be deemed to beneficially own the NEA 9
Shares.

              (a)     Percent of Class: Each Reporting Person except Alsop:
                      19.6%. Alsop 18.1%. The foregoing percentages are
                      calculated based on a total of 252,239,678 shares of
                      Common Stock (the "Total Common Shares") which will be
                      outstanding if the Charter Amendment is approved. The
                      Total Common Shares include 140,859,235 shares of Common
                      Stock reported to be outstanding in the Issuer's most
                      recent Current Report on Form 8-K, plus an additional
                      111,380,443 shares (the "Conversion Shares") of Common
                      Stock that would be outstanding following the Conversion.

              (b)     Number of shares as to which such person has:

                       (i)  sole power to vote or to direct the vote: 0 shares
                            for the Funds, the GPLPs, and all individual General
                            Partners except McConnell and Morris. 40,000 shares
                            for McConnell. 35,000 shares for Morris.

                      (ii)  shared power to vote or to direct the vote:
                            49,518,532 shares for the Funds, the GPLPs, Barris,
                            Dorman, Kase, Kramlich, McConnell, Nehra, Newhall
                            and Perry. 49,517,046 shares for Morris. 45,611,414
                            shares for Alsop.

                     (iii)  sole power to dispose or to direct the disposition
                            of: 0 shares for the Funds, the GPLPs, and all
                            individual General Partners except McConnell and
                            Morris. 40,000 shares for McConnell. 35,000 shares
                            for Morris.

                              Page 19 of 28 Pages

                      (iv)  shared power to dispose or to direct the disposition of: 49,518,532 shares for the Funds, the GPLPs,
                            Barris, Dorman, Kase, Kramlich, McConnell, Nehra,
                            Newhall and Perry. 49,517,046 shares for Morris.
                            45,611,414 shares for Alsop.

                  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, including the Conversion Shares,
                  except for the shares, if any, such Reporting Person holds of record or will hold of record following the Conversion.

              (c)     In connection with the Series A Financing, NEA 9 agreed to the cancellation of then-exercisable warrants to purchase
                      787,424 shares of Common Stock. Except as set forth above, none of the Reporting Persons has effected any additional
                      transactions in the Common Stock of the Issuer during the
                      last 60 days.

              (d)     No other person is known to have the right to receive or
                      the power to direct the receipt of dividends from, or any
                      proceeds from the sale of, the Record Shares or the Option
                      Shares beneficially owned by any of the Reporting Persons.

              (e)     Not Applicable.

Item 6.       Contracts, Arrangements, Undertakings or Relationships with
              -----------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

              In connection with the Series A Financing, NEA 9 and each of the
Additional Investors (together, the "Series A Investors") entered into a Voting
Agreement with the Issuer and certain other stockholders, dated as of December
19, 2002 (the "Voting Agreement," a copy of which is attached hereto as Exhibit
3), wherein each of the Series A Investors, severally, agreed to vote all securities of the Issuer held individually by such Series A Investor, including all Outstanding A Shares held individually by such Series A Investor, (i) in favor of the Charter Amendment and (ii) in favor of any matter in furtherance of consummation of the transactions contemplated in that certain Series A Preferred
Stock Purchase Agreement, dated as of December 19, 2002, among the Issuer and the Series A Investors (the "Stock Purchase Agreement," a copy of which is attached hereto as Exhibit 4). In the Voting Agreement, the Series A Investors
further agreed (iii) upon request of the Issuer, to deliver one or more irrevocable proxies to the Issuer with respect to the shares of Common Stock held by such Series A Investor providing for the votes set forth in (i) and (ii)
above, (iv) to cause to be delivered to the Issuer any additional proxies executed on behalf of the record owner of any outstanding shares of Common Stock owned beneficially but not of record by such Series A Investor, (v) to refrain from entering into voting trusts with respect to voting of securities of the
Issuer for a period to last until the earlier of the approval of the Charter
Amendment by the stockholders of the Issuer or until the occurrence of such other events as are described in the Voting Agreement (the "Termination Date"), and (vi) to refrain from transferring, disposing, or otherwise encumbering any of the securities of the Issuer for a period to last until the Termination Date.

                              Page 20 of 28 Pages

              In addition to NEA 9 and the Issuer, the signatories to the Voting
Agreement include:

              NEA VII
              NEA Partners VII
              Presidents Partners
              NEA Ventures 2000, L.P.
              U.S. Venture Partners VII, L.P.
              2180 Associates Fund VII, L.P.
              USVP Entrepreneur Partners VII-A, L.P.
              USVP Entrepreneur Partners VII-B, L.P.
              U.S. Venture Partners V, L.P.
              USVP V International, L.P.
              2180 Associates Fund V, L.P.
              USVP V Entrepreneur Partners, L.P.
              Norwest Venture Partners VIII, L.P.
              NVP Entrepreneurs Fund VIII, L.P.
              Windward Ventures, L.P.
              Windward Ventures 2000, L.P.
              Windward Ventures 2000-A, L.P.
              Thomas C. McConnell
              Steven M. Krausz
              Robert B. Abbott
              Lisa Farr
              Bob Howard-Anderson
              Howard M. Bailey
              Pete Patel
              Russell J. Sharer
              Lee Hilbert
              Mark Rumer
              Arthur Schultz

Item 7.       Material to be Filed as Exhibits.
              --------------------------------

              Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

              Exhibit 2 - Power of Attorney regarding Schedule 13D filings.

              Exhibit 3 - Voting Agreement, dated as of December 19, 2002.

              Exhibit 4 - Series A Preferred Stock Purchase Agreement, dated as of December 19, 2002.

                               Page 21 of 28 Pages

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2002

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP

    By:                *
        -------------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP

    By:                *
        -------------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

NEA GENERAL PARTNERS, L.P.

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

                               Page 22 of 28 Pages

                   *
---------------------------------------
Stewart Alsop II

                   *
---------------------------------------
Peter J. Barris

                   *
---------------------------------------
Nancy L. Dorman

                   *
---------------------------------------
Ronald H. Kase

                   *
---------------------------------------
C. Richard Kramlich

                   *
---------------------------------------
John M. Nehra

                   *
---------------------------------------
Peter T. Morris

                   *
---------------------------------------
Thomas C. McConnell

                   *
---------------------------------------
Charles W. Newhall III

                   *
---------------------------------------
Mark W. Perry

                                       */s/ Louis S. Citron
                                       --------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact

                               Page 23 of 28 Pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

           Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of
1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Occam Networks, Inc.

           EXECUTED this 27th day of December, 2002.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By: NEA PARTNERS 9, LIMITED PARTNERSHIP

    By:                *
        -------------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP

    By:                *
        -------------------------------
        Charles W. Newhall III
        General Partner

NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

NEA GENERAL PARTNERS, L.P.

By:                *
    --------------------------------
    Charles W. Newhall III
    General Partner

                               Page 24 of 28 Pages

                   *
---------------------------------------
Stewart Alsop II

                   *
---------------------------------------
Peter J. Barris

                   *
---------------------------------------
Nancy L. Dorman

                   *
---------------------------------------
Ronald H. Kase

                   *
---------------------------------------
C. Richard Kramlich

                   *
---------------------------------------
John M. Nehra

                   *
---------------------------------------
Peter T. Morris

                   *
---------------------------------------
Thomas C. McConnell

                   *
---------------------------------------
Charles W. Newhall III

                   *
---------------------------------------
Mark W. Perry

                                       /s/ Louis S. Citron
                                       -------------------------------
                                       Louis S. Citron
                                       As attorney-in-fact

                               Page 25 of 28 Pages

This Schedule 13D was executed by Louis S. Citron pursuant to a Power of
Attorney which was filed with the Securities and Exchange Commission with a
Schedule 13D filing for Aradigm Corporation on April 22, 2002 and said Power of
Attorney is incorporated herein by reference and a copy of which is attached as
Exhibit 2 .

                               Page 26 of 28 Pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY
                                -----------------

           KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W.
Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of
1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

           IN WITNESS WHEREOF, this Power of Attorney has been signed as of the
1st day of January, 2001.

                                       /s/ Stewart Alsop II
                                       -----------------------------------------
                                       Stewart Alsop II

                                       /s/ Peter J. Barris
                                       -----------------------------------------
                                       Peter J. Barris

                                       /s/ Robert T. Coneybeer
                                       -----------------------------------------
                                       Robert T. Coneybeer

                                       /s/ Nancy L. Dorman
                                       -----------------------------------------
                                       Nancy L. Dorman

                                       /s/ Ronald Kase
                                       -----------------------------------------
                                       Ronald Kase

                                       /s/ C. Richard Kramlich
                                       -----------------------------------------
                                       C. Richard Kramlich

                                       /s/ Arthur J. Marks
                                       -----------------------------------------
                                       Arthur J. Marks

                                       /s/ Thomas C. McConnell
                                       -----------------------------------------
                                       Thomas C. McConnell

                               Page 27 of 28 Pages

                                       /s/ Peter T. Morris
                                       -----------------------------------------
                                       Peter T. Morris

                                       /s/ John M. Nehra
                                       -----------------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       -----------------------------------------
                                       Charles W. Newhall III

                                       /s/ Mark W. Perry
                                       -----------------------------------------
                                       Mark W. Perry

                                       /s/ Scott D. Sandell
                                       -----------------------------------------
                                       Scott D. Sandell

                               Page 28 of 28 Pages
Exhibit 3

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is entered into as of December 19, 2002 by and among the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of Occam Networks, Inc., a Delaware corporation (the “Company”), and each of the Company’s executive officers and directors, and is for the benefit of the Company and the individuals listed on Exhibit A to that certain Series A Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (each, an “Investor,” and collectively, the “Investors”).

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Investors (or an affiliate thereof) and the Company are entering into a Series A Preferred Stock Purchase Agreement of even date herewith (as the same may be amended from time to time, the “Purchase Agreement”) which provides, upon the terms and subject to the conditions thereof, for Investors’ purchase of preferred stock to be issued by the Company.

WHEREAS, as a condition to the willingness of Investor to enter into the Purchase Agreement, Investor has requested that the Stockholder agrees, and, in order to induce Investor to enter into the Purchase Agreement, the Stockholders and each of the Company’s executive officers and directors has agreed to enter into this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.  Representations of Stockholders.   As of immediately prior to the Initial Closing (as defined in the Purchase Agreement), each of the Stockholders represents and warrants to the Company and the Investors that (a) such Stockholder lawfully owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and of record that number of shares of Common Stock of the Company set forth opposite such Stockholder’s name on Appendix 1 (collectively, the “Shares”), respectively, free and clear of any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or operation of law) and, except for this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or Voting (as defined herein) of any shares of capital stock of the Company and there are no Voting trusts, proxies or Voting agreements with respect to such Shares, (b) such Stockholder does not beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act) any additional shares of Common Stock or Preferred Stock of the Company other than the Shares and, except as disclosed on Appendix 1, does not have any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable for or convertible into shares of capital stock of the Company, and (c) such Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder. Each of the Stockholders further represents and warrants to the Company and the Investors that the execution and delivery of this Agreement do not and the performance of this Agreement by such Stockholder will not: (a) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Stockholder or by which it or any of its assets is or may be bound or affected; (b) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other individual or entity (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities (as defined herein) pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s affiliates or assets is or may be bound or affected; or (c) require any consent or approval of any other Person. For purposes of this Agreement, “Vote” shall include voting of Shares in person or by proxy in favor of or against any action or consenting to any action in accordance with the Delaware General Corporation Law, and “Voting” shall have a correlative meaning. For purposes of this Agreement, “Subject Securities” shall mean: (i) all securities of the Company (including all shares of capital stock of the Company and all options, warrants and other rights to acquire shares of capital stock of the Company) owned beneficially or of record by a Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of capital stock of the Company and all additional options, warrants and other rights to acquire shares of capital stock of the Company) which a Stockholder acquires or becomes the owner of beneficially or of record during the period from the date of this Agreement through the Termination Date (as defined below).

2.  Agreement to Vote Shares.  For the purpose of effecting the automatic conversion of the Series A Preferred Stock to be issued under the Purchase Agreement, during the period from the date of this Agreement through the Termination Date, each of the undersigned Stockholders hereby agrees to Vote all Subject Securities (to the extent then entitled to Vote) at every meeting of the stockholders of the Company and at any adjournment or postponement thereof, and on every matter submitted for action or approval by written consent of the stockholders of the Company (a) IN FAVOR OF an amendment to the Company’s Certificate of Incorporation which relates solely to increasing the number of authorized but unissued shares of Common Stock of the Company, in an amount determined by the Company’s Board of Directors at least sufficient to cause the automatic conversion of the Company’s Series A Convertible Preferred Stock in accordance with the Company’s Certificate of Incorporation, and (b) IN FAVOR OF any matter in furtherance of consummation of the transactions contemplated by the Purchase Agreement (including the foregoing increase in authorized Common Stock). The agreement contained in this Section 2 is irrevocable to the fullest extent permitted under Delaware law.

3.  No Voting Trusts.  Each of the Stockholders agrees that, prior to the Termination Date, such Stockholder will not, nor will such Stockholder permit any Person under such Stockholder’s control to, deposit any of the Subject Securities in a voting trust or subject any of the Subject Securities to any proxy or arrangement with respect to the Voting of the Subject Securities other than agreements entered into with the Company.

4.  Transfer and Encumbrance.  Each of the Stockholders agrees that, prior to the Termination Date (as defined in Section 9(e)), such Stockholder shall not transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber (or enter into an agreement to do any of the foregoing) any of the Subject Securities. This Section 4 shall not prohibit a transfer of Subject Securities by a Stockholder (i) to an “affiliate” of such Stockholder (as defined in Rule 12b-2 under the Exchange Act), or (ii) to a partner, active or retired of such Stockholder, provided, however, that a transfer referred to in clause (i) or (ii) of this sentence shall be permitted only if, as a precondition

2

to such transfer, each transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by the terms of this Agreement. Each of the Stockholders also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restriction.

5.  Legending of Shares; Other Actions.  If so requested by the Company, each Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional proxies, consents and other instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

6.  Specific Performance.  Each Stockholder hereto acknowledges that it will be impossible to measure in money the damages to the Company if such Stockholder fails to comply with any of the obligations imposed by this Agreement and that, in the event of any such failure, the Company will not have an adequate remedy at law or damages. Accordingly, each Stockholder hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the Company has an adequate remedy at law.

7.  Entire Agreement, Amendment, Waiver.  This Agreement (including the exhibits hereto) supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

8.  Notices.  All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Occam Networks Inc.
77 Robin Hill Road
Santa Barbara, California 93117
Attention: President
Facsimile: (805) 692-2999

With a copy to:

3

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Thomas C. DeFilipps; Robert F. Kornegay
Facsimile: (650) 493-6811

If to a Stockholder, to the address or fax number set forth for such Stockholder on the signature page hereof, or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

If to an Investor, to the address or fax number set forth for such Investor on Exhibit A to the Purchase Agreement, or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.  Miscellaneous.

            (a)  Governing Law.  This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with and subject to the laws of the State of Delaware, without reference to conflicts of laws principles.

            (b)  Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(b).

            (c)  Severability.  In the event that any provision of the Agreement is held to be illegal, invalid or unenforceable in a final, unappealable order or judgment (each such provision, an “Invalid Provision”), then such Invalid Provision shall be severed from this Agreement and shall be inoperative and the parties promptly shall negotiate in good faith a lawful, valid and enforceable provision that is as similar to the Invalid Provision as may be possible and that preserves the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible, while the remaining provisions of this Agreement shall remain binding on the parties hereto. Without limiting the generality of the foregoing sentence, in the event a change in any applicable law, rule or regulation makes it unlawful for a party to comply with any of its obligations hereunder,

4

the parties shall negotiate in good faith a modification to such obligation to the extent necessary to comply with such law, rule or regulation that is as similar in terms to the original obligation as may be possible while preserving the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible.

            (d)  Counterpart.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

            (e)  Termination.  This Agreement shall terminate upon the earlier to occur of (i) the approval by the Company’s stockholders of the matters described in Section 2(a) hereof, (ii) the termination of the Purchase Agreement according to the terms set forth therein, (iii) the termination of this Agreement by the mutual consent of the parties, and (iv) the conversion of all outstanding shares of preferred stock issued and sold pursuant to the Purchase Agreement to Common Stock of the Company (the “Termination Date”).

            (f)  Headings, Recitals.  All Section headings and the recitals herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

5

EXECUTED as of the date first set forth above.

OCCAM NETWORKS, INC.

By:	/s/ Howard M. Bailey

Name:	Howard M. Bailey
Title:	Chief Financial officer

STOCKHOLDER

U.S. Venture Partners VII, L.P.
2180 Associates Fund VII, L.P.
USVP Entrepreneur Partners VII-A, L.P.
USVP Entrepreneur Partners VII-B, L.P.
By Presidio Management Group VII, L.L.C.
The General Partner of Each

By:	/s/ Michael P. Maher

Name:	Michael P. Maher

Title:	Attorney-In-Fact

U.S. Venture Partners V, L.P.
USVP V International, L.P.
2180 Associates Fund V, L.P.
USVP V Entrepreneur Partners, L.P.
By Presidio Management Group V, L.L.C.
The General Partner of Each

By:	/s/ Michael P. Maher

Name:	Michael P. Maher

Title:	Attorney-In-Fact

STOCKHOLDER

New Enterprise Associates 9, L.P.
By:	NEA Partners 9, L.P.
Its General Partner

By:	/s/ Nancy Dorman

Name:	Nancy Dorman

Title:	General Partner

New Enterprise Associates VII, L.P.
By:

Its

By:	/s/ Nancy Dorman

Name:	Nancy Dorman

Title:	General Partner

NEA Partners VII, L.P.
By:

Its

By:	/s/ Nancy Dorman

Name:	Nancy Dorman

Title:	General Partner

NEA General Partners, L.P.
By:

Its

By:	/s/ Nancy Dorman

Name:	Nancy Dorman

Title:	General Partner

NEA Ventures 2000, L.P.
By:	/s/ Pamela J. Clark

Its	General Partner

By:

Name:

Title:

STOCKHOLDER

Norwest Venture Partners VIII, L.P.
NVP Entrepreneurs Fund VIII, L.P.

By:	/s/ George Still

Name:	George Still

Title:	Managing Partner

STOCKHOLDER

Windward Ventures, L.P.
By:	Windward Ventures Management, L.P.

By:	/s/ David Titus

Name:	David Titus

Title:	General Partner

Windward Ventures 2000, L.P.
Windward Ventures 2000-A, L.P.
By:	Windward 2000, LLC

By:	/s/ David Titus

Name:	David Titus

Title:	General Partner

STOCKHOLDER

By:	/s/ Thomas C. McConnell

Name:	Thomas C. McConnell

Title:

Stockholder’s Address:

2490 Sand Hill Road
Menlo Park, CA 94025
Facsimile:	(650) 854-9397

STOCKHOLDER

By:	/s/ Steven M. Krausz

Name:	Steven M. Krausz

Title:

Stockholder’s Address:

Facsimile:

STOCKHOLDER

By:	/s/ Robert B. Abbott

Name:	Robert B. Abbott

Title:

Stockholder’s Address:

Facsimile:

STOCKHOLDER

By:	/s/ Lisa Farr

Name:	Lisa Farr

Title:

Stockholder’s Address:

Facsimile:

STOCKHOLDER

By:	/s/ Bob Howard-Anderson

Name:	Bob Howard-Anderson

Title:	President & CEO

Stockholder’s Address:

1155 Via Del Rey

Santa Barbara, CA

Facsimile:

STOCKHOLDER

By:	/s/ Howard M. Bailey

Name:	Howard M. Bailey

Title:	Chief Financial Officer

Stockholder’s Address:

Facsimile:

STOCKHOLDER

By:	/s/ Pete Patel

Name:	Pete Patel

Title:	VP, Operations

Stockholder’s Address:

4337 Clearwood Rd.

Moorpark, CA 93021

Facsimile:

STOCKHOLDER

By:	/s/ Russell J. Sharer

Name:	Russell J. Sharer

Title:

Stockholder’s Address:

1237 Portsuello Ave.

Santa Barbara, CA 93105

Facsimile:

STOCKHOLDER

By:	/s/ Lee Hilbert

Name:	Lee Hilbert

Title:	Vice President, Finance

Stockholder’s Address:

4639 Rayburn Street

Westlake Village, CA 91362

Facsimile:

STOCKHOLDER

By:	/s/ Mark Rumer

Name:	Mark Rumer

Title:	Chief Technology Officer

Stockholder’s Address:

471 Mountain Drive

Santa Barbara, CA 93117

Facsimile:	805-692-2999

STOCKHOLDER

By:	/s/ Arthur Schultz

Name:	Arthur Schultz

Title:

Stockholder’s Address:

7474 Spring Drive

Boulder, CO 80303

Facsimile:

APPENDIX 1

Name of Stockholder	Class of Shares	Shares Held of Record		Shares Held Beneficially
New Enterprise Associates 9, L.P.	Common Stock	17,492,242
New Enterprise Associates VII, L.P.		3,233,522
NEA Partners VII, L.P.		672,110
NEA General Partners, L.P.		1,486
NEA Ventures 2000, L.P.		10,185
U.S. Venture Partners VII, L.P.	Common Stock	16,992,059
U.S. Venture Partners V, L.P.		5,785,560
USVP V International, L.P.		321,420
2180 Associates Fund V, L.P.		179,995
USVP V Entrepreneur Partners, L.P.		141,425
2180 Associates Fund VII LP		354,000
USVP Entrepreneur Partners VII-A LP		176,998
USVP Entrepreneur Partners VII-B LP		176,998
Norwest Venture Partners VIII LP	Common Stock	15,231,614
NVP Entrepreneurs Fund VIII LP		756,054
Windward Ventures, L.P.	Common Stock	2,126,868
Windward Ventures 2000, L.P.		2,039,269
Windward Ventures 2000-A, L.P.		958,413
Robert B. Abbott	Common Stock			40,000
Robert L. Howard-Anderson	Common Stock
Steven M. Krausz	Common Stock			30,000
Thomas C. McConnell	Common Stock			40,000
Howard Bailey	Common Stock
Pete Patel	Common Stock	18,635		830,833
Russ Sharer	Common Stock	203,700		485,630
Lee Hilbert	Common Stock	198,607		676,966
Mark Rumer	Common Stock	3,904,774		207,944
Art Schultz	Common Stock
Lisa Farr	Common Stock	2,798,336	*

Exceptions to Representations:

* 200,000 of such shares shall not be subject to the restrictions on transfer herein.

Exhibit 4

OCCAM NETWORKS, INC.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

December 19, 2002

i

TABLE OF CONTENTS
(continued)

ii

EXHIBITS

A	Schedule of Investors

B	Form of Certificate of Designation

C	Schedule of Exceptions

D	Form of Investor Rights Agreement

E	Form of Voting Agreement

F	Form of First Amendment to Note and Warrant Purchase Agreement

iii

OCCAM NETWORKS, INC.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

This Series A Preferred Stock Purchase Agreement (this ”Agreement”) is made as of December 19, 2002, by and among Occam Networks, Inc., a Delaware corporation (the ”Company”), and the persons and entities (each, an “Investor” and collectively, the “Investors”) listed on the Schedule of Investors attached as Exhibit A.

SECTION 1

Authorization and Sale of Series A Preferred Stock

1.1    Authorization.  The Company will, prior to the Initial Closing (as defined below), authorize the sale and issuance of up to 2,000,000 shares (the “Shares”) of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred”), having the rights, privileges, preferences and restrictions set forth in the Certificate of Designation of Series A Preferred Stock of the Company, in substantially the form attached as Exhibit B (the “Certificate of Designation”).

1.2    Sale and Issuance of Shares.  Subject to the terms and conditions of this Agreement, each of the Investors severally, and not jointly, agrees to purchase, and the Company severally agrees to sell and issue to each Investor, the number of Shares set forth in the column designated “Number of Series A Shares” opposite such Investor’s name on Exhibit A, at a purchase price of $7.50 per share. The Company’s agreement with each Investor is a separate agreement, and the sale of the Shares to each Investor is a separate sale.

SECTION 2

Closing Dates; Delivery

2.1    Closing.

(a)    The purchase, sale and issuance of the Shares shall take place at one or more closings (each of which is referred to in this Agreement as a “Closing”). The initial Closing (the “Initial Closing”) shall take place on December 18, 2002, or such other date as the Company and the Investors participating in such Initial Closing shall agree, and the subsequent Closing(s) shall take place on such date(s), as shall be approved by the Company and the Investors participating in such subsequent Closing(s) (each such closing date is referred to in this Agreement as a “Closing Date”).

(b)    At any time and from time to time during the ninety (90) day period immediately following the Initial Closing (the “Additional Closing Period”), the Company may sell and issue up to the balance of the authorized shares of Series A Preferred to such persons in subsequent Closings as may be approved by the Company and such persons shall, upon execution and delivery of the relevant signature pages, become “Investors” under the Investor’s Rights Agreement to be entered into by and among the Company and the Investors in substantially the form attached as Exhibit D (the “Rights Agreement”), in each case without having to obtain the signature, consent or permission of any of the previous Investors. All such sales and issuances shall be made on the terms and conditions set forth in this Agreement.

(c)    The Company and any Investors purchasing Series A Preferred at each subsequent Closing will execute counterpart signature pages to this Agreement, and such Investors will, upon delivery to the Company of such signature pages, become parties to, and bound by, this Agreement. Immediately after each subsequent Closing, Exhibit A will be amended to list the Investors purchasing shares of Series A Preferred hereunder and the number of shares of Series A Preferred purchased by each Investor under this Agreement at each such subsequent Closing. The Company will furnish to each Investor copies of the amendments to Exhibit A referred to in the preceding sentence. The Investors in each subsequent Closing will also execute and deliver, and become parties to and bound by the Rights Agreement.

(d)    Any shares of Series A Preferred sold and issued at subsequent Closing(s) shall be deemed to be “Shares” for all purposes under this Agreement, and any purchasers thereof shall be deemed to be “Investors” for all purposes under this Agreement.

(e)    Each Closing shall be held at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California, at 2:00 p.m. local time, on each Closing Date, or at such other time and place upon which the Company and the Investors participating in such Closing shall agree.

2.2    Delivery.  At each Closing, the Company will deliver to each Investor in such Closing a certificate registered in such Investor’s name representing the number of Shares that such Investor is purchasing in such Closing against payment of the purchase price therefor as set forth in the column designated “Purchase Price” opposite such Investor’s name on Exhibit A, by (a) check payable to the Company, (b) wire transfer in accordance with the Company’s instructions, or (c) any combination of the foregoing.

SECTION 3

Representations and Warranties of the Company

Except as set forth on the Schedule of Exceptions attached as Exhibit C (the “Schedule of Exceptions”) delivered to the Investors in connection with this Agreement, the Company represents and warrants to the Investors as of the date of this Agreement as follows:

3.1    Organization and Standing.  The Company is a corporation duly organized and existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company’s business as now conducted or proposed to be conducted, assets (including intangible assets), capitalization, operations, financial condition or results of operations (a “Material Adverse Effect”). Section 3.1 of the Schedule of Exceptions sets forth all subsidiaries of the Company. Each of the Company’s subsidiaries is duly organized and existing under the laws of its jurisdiction of organization and, where applicable, is in good standing under such laws.

3.2    Corporate Power.  The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement and the Rights Agreement and will have, upon the filing of the Certificate of Designation (which will take place prior to the Initial Closing), all requisite legal and corporate power to sell and issue the Shares issuable pursuant to this Agreement and to carry and perform its obligations under the terms of this Agreement and the Rights Agreement (collectively, the “Agreements”). Notwithstanding the foregoing, each of the Investors understands and agrees that the Company does not currently have a sufficient number of authorized shares of Common Stock to permit the conversion of the Shares into Common Stock pursuant to the Certificate of Designation.

3.3    Capitalization.

(a)    As of the date hereof, the authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, of which 140,859,236 shares are issued and outstanding as of the date of this Agreement, and 5,000,000 shares of Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. Upon filing of the Certificate of Designation, 2,000,000 of the authorized shares of Preferred Stock will have been designated as Series A Preferred Stock.

(b)    The Company has presently reserved 40,990,161 shares of its Common Stock for issuance to employees, consultants, or directors under the following equity incentive Plans: the 2000 Stock Incentive Plan, 2000 Employee Stock Purchase Plan, the 1997 Stock Option / Stock Issuance Plan, and the 1999 Stock Plan, each as amended to date (collectively, the “Stock Plans”). Options are currently outstanding under the Stock Plans to acquire 34,166,844 shares of the Company’s Common Stock. The Company has outstanding warrants to acquire 3,533,235 shares of the Company’s Common Stock. Except as set forth in this Agreement (including the Schedule of Exceptions), no options, warrants, subscriptions, or purchase rights of any nature (including any conversion or preemptive rights) to acquire from the Company shares of its capital stock or other securities are authorized, issued, or outstanding, nor is the Company obligated under its charter documents or under any agreement by which the Company is bound to issue shares of its capital stock or other securities except as contemplated by this Agreement. Apart from the exceptions noted herein or in the Schedule of Exceptions, and except for rights of first refusal held by the Company to purchase, at the applicable original purchase price, shares of its stock issued under the Stock Plans or shares of its stock issued to employees or consultants, no shares of the Company’s outstanding capital stock, or issuable upon exercise or exchange of any outstanding options, warrants or rights, or other stock issuable by the Company, are subject to any preemptive rights, rights of first refusal or other rights to purchase such stock (whether in favor of the Company or any other person), pursuant to any agreement or commitment of the Company. All outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid and nonassessable.

3.4     Authorization.

(a)    All corporate action on the part of the Company, its directors and its stockholders necessary for the authorization, execution, delivery and performance of the Agreements by the Company, the authorization, sale, issuance and delivery of the Shares and the Common Stock issuable upon conversion of the Shares, and the performance of all of the Company’s obligations under the Agreements has been taken, other than (i) the filing of the Certificate of Designation, which will be effected prior to the Initial Closing and (ii) obtaining stockholder approval of an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of Common Stock by an amount sufficient to permit conversion of the Shares in accordance with the Certificate of Designation (such approval being referred to herein as the “Stockholder Approval” and such amendment being referred to herein as the “Certificate of Amendment”) Subject to the foregoing, the Agreements, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms.

(b)    The Shares, when issued in compliance with the provisions of this Agreement, the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”), and the Certificate of Designation, (i) will be validly issued, fully paid, and nonassessable, (ii) will have the rights, preferences, and privileges described in the Restated Certificate and the Certificate of Designation, and (iii) will be free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the Investors and provided that the Shares (and the Common Stock issuable upon conversion thereof) will be subject to restrictions on transfer under applicable state and/or federal securities laws. Upon the obtaining of Stockholder Approval and the filing of the Certificate of Amendment, the Common Stock issuable upon conversion of the Shares will have been duly and validly authorized and reserved and such Common Stock, when issued in compliance with the Restated Certificate and the Certificate of Designation, will be validly issued, fully paid and nonassessable and will be free of any liens or encumbrances, other than liens or encumbrances created by the holder thereof, of which, to the Company’s knowledge, there are none, and provided that such shares of Common Stock will be subject to restrictions on transfer under applicable state and/or federal securities laws.

3.5    Reports with the Securities and Exchange Commission.  Since December 31, 2001, the Company has timely filed all reports, materials and definitive proxy statements required to be filed by it with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the SEC Documents complied in all material respects with the applicable requirements of the Exchange Act; and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.6    Financial Statements.  The consolidated financial statements of the Company contained in the SEC Documents (the “Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC subject to normal, recurring year-end audit adjustments; and (iii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby. The Company has no material debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected or reserved against in the Financial Statements, except for those that may have been incurred after the date of the Financial Statements in the ordinary course of its business, consistent with past practice and that are not material in amount either individually or collectively.

3.7    No Material Adverse Change.  Since May 14, 2002, the Company has conducted its business in the ordinary course, consistent with past practice, and there has not occurred (i) any material adverse change in the business, financial condition, or result of operations of the Company or any of its subsidiaries or (ii) any damage to, destruction or loss of any assets of the Company or any of its subsidiaries (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, the Company is not profitable and does not generate positive cash-flows from operations, has continued to use cash to fund its operations since May 14, 2002, and expects to continue to use cash to fund its operations through the Initial Closing Date and thereafter. There has been no material change in the Company’s accounting policies except as described in the SEC Documents.

3.8    Compliance with Other Instruments.  The Company is not in violation of any term of its Restated Certificate or Bylaws, each as amended to date, or in any material respect of any term or provision of any mortgage, indebtedness, indenture, contract, agreement, instrument, judgment, order or decree to which it is party or by which it is bound. Neither the Company nor any of its subsidiaries is in violation of any applicable federal or state statute, rule or regulation, where such violation would reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance of and compliance with the Agreements, and the issuance of the Shares, will not result in any violation of, or conflict with, or constitute a default under (i) the Restated Certificate or Bylaws or (ii) any agreements to which the Company or any of its subsidiaries is a party or any applicable statute, rule, regulation, order, or restriction of any federal or state governmental entity or agency thereof, where such violation, conflict or default could have a Material Adverse Effect, nor (iii) result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect.

3.9    Governmental Consent.  No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of the Agreements, or the offer, sale or issuance of the Shares and the Common Stock issuable upon conversion of the Shares, or the consummation of any other transaction contemplated by this Agreement, except (i) filing of the Certificate of Designation with the office of the Secretary of State of the State of Delaware; (ii) compliance with any applicable filing requirements of the Exchange Act; (iii) qualification (or taking such action as may be necessary to secure an exemption from qualification, if available) of the offer and sale of the Shares and the Common Stock issuable upon conversion of the Shares, under applicable U.S. federal and state securities laws; (iv) the obtaining of Stockholder Approval and the filing of the Certificate of Amendment; and (v) other filings, notifications, and consents that are immaterial to the consummation of the transactions contemplated hereby.

3.10    Litigation.  Except as disclosed in the SEC Documents, there is no action, suit, or proceeding of any nature pending or, to the Company’s knowledge, threatened, which would reasonably be expected to have a Material Adverse Effect.

3.11    Offering.  Subject to the accuracy of the Investors’ representations and warranties in Section 4, the offer, sale and issuance of the Shares to be issued in conformity with the terms of this Agreement and the issuance of the Common Stock to be issued upon conversion of the Shares and the filing of the amendment to the Restated Certificate as specified in Section 5.2 hereof, constitute transactions exempt from the registration requirements of Section 5 of the Securities Act, from the qualification requirements of the California Corporate Securities Law of 1968, as amended, and from the registration and qualification requirements of all other applicable states.

3.12    Brokers or Finders.  The Company has not engaged any brokers, finders or agents, and the Investors have not incurred, and will not incur, directly or indirectly, as a result of any action taken by the Company, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Agreements.

3.13    Registration Rights; Voting Agreements.  Except as provided in the Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities nor is the Company obligated to register or qualify any such securities under any state securities or blue sky laws. Except as provided in the Voting Agreement, neither the Company, nor, to the Company’s knowledge, any stockholder of the Company is party to any agreement relating to the voting of the Company’s stock.

3.14    Status of Proprietary Assets; No Breach.  The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all patents, trademarks, service marks, trade names, copyrights, trade secrets, confidential and proprietary information and proprietary rights (all of the foregoing collectively hereinafter referred to as the “Proprietary Assets”), necessary to enable it to carry on its business as now conducted without any conflict with or infringement upon the rights of others. To the Company’s knowledge, no third party has any ownership right, title, interest, claim in or lien on any of the Company’s Proprietary Assets and the Company has taken all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all its Proprietary Assets, except those for which disclosure is required for legitimate business or legal reasons. The Company has not breached, nor does the Company have any knowledge of any claim or threat that the Company has breached, any material term or condition of (i) any material agreement of the Company, or (ii) any other agreement, contract, lease, license, instrument or commitment that, individually or in the aggregate, would have a Material Adverse Effect.

3.15    Environmental Matters.  The Company knows of no violation or violations by the Company, its employees or agents of any environmental or safety statute, law or regulation that in the aggregate would have a Material Adverse Effect and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. No action, proceeding, permit revocation, writ, injunction or claim is pending or, to the Company’s knowledge, threatened concerning the Company’s facilities and the Company is not aware of any fact or circumstance which could involve the Company in any environmental litigation or impose any material environmental liability upon the Company. As of the Closing, no Hazardous Material (as defined below) is present on any Company facility and, to the Company’s knowledge, no reasonable likelihood exists that any Hazardous Material present on other property will come to be present on a Company facility. There are no underground storage tanks, asbestos or PCBs present on any Company facility. For the purposes of this section, the term “Hazardous Material” shall mean any material or substance that is prohibited or regulated by any environmental law or that has been designated by any governmental authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment.

3.16    No Prior Transactions.  Neither the Company nor any of its officers, directors or subsidiaries (nor to the Company’s knowledge any of the affiliates or any investment banker, attorney or other advisor or representative retained by the Company or its subsidiaries) have during the 30 day period prior to execution and delivery of this Agreement, directly or indirectly, purchased, sold, offered to purchase or sell, contracted to purchase or sell (including, without limitation, any short sale), granted any option to purchase (other than options granted to employees, directors or consultants under the Stock Plans in the ordinary course of the Company’s business) or option to sell, pledged, loaned, or otherwise acquired or disposed of any securities of the Company, or encouraged any other person to do any of the foregoing.

SECTION 4

Representations and Warranties of the Investors

Each Investor severally represents and warrants to the Company with respect to the purchase of the Shares and the underlying Common Stock as follows:

4.1    Investment Intent.  The Investor understands that the Shares, and the underlying Common Stock, have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein or otherwise made pursuant hereto. The Investor is acquiring the Shares, and the Common Stock to be issued upon conversion of the Shares, for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof.

4.2    Speculative Nature of Investment.  The Investor acknowledges that its investment in the Company is highly speculative and entails a substantial degree of risk and the Investor is in a position to lose the entire amount of such investment, and the Investor has full cognizance of and understands all of the risks related to such Investor’s purchase of the Shares, including, but not limited to, those risk factors set forth in the Company’s SEC Documents. The Investor understands (i) that the Company’s Common Stock is traded on the over-the-counter bulletin board and not on any established securities exchange or dealer quotation system and (ii) that a sizeable liquid market does not exist for any of the Company’s security.

4.3    Access to Data.  Each Investor has requested, received, reviewed and considered all information such Investor deems relevant in making an informed decision to purchase the Shares. Each Investor has had an opportunity to discuss the Company’s business, management and financial affairs with its management and also had an opportunity to ask questions of officers of the Company that were answered to such Investor’s satisfaction. Each Investor understands that such discussions, as well as any written information issued by the Company, were intended to describe certain aspects of the Company’s business and prospects but were not a thorough or exhaustive description.

4.4    Accredited Investor and Investment Experience.  The Investor is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission. The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

4.5    Residency.  The residency of the Investor (or, in the case of a partnership or corporation, such entity’s principal place of business) is correctly set forth on Exhibit A.

4.6    Restriction on Resales.  Subject to the Company’s obligations under the Rights Agreement, the Investor acknowledges that the Shares, and the underlying Common Stock, must be held indefinitely unless subsequently registered under the Securities Act or unless an exemption from such registration is available. The Investor understands that there is no assurance that any exemption from registration under the Securities Act will be available for any such resale or, that even if available, that such exemption will allow Investor to dispose of or otherwise transfer any or all of the Shares, or the underlying Common Stock under the circumstances, in the amounts or at the times the Investor might propose.

4.7    Rule 144.  The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including among other things, the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sales being effected through a “broker’s transaction” or in transactions directly with a “market maker” and the number of shares being sold during any three-month period not exceeding specified limitations. The Investor acknowledges and understands that notwithstanding any obligation under the Rights Agreement, the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Shares or the underlying Common Stock, and that, in such event, the Investor may be precluded from selling such securities under Rule 144, even if the other requirements of Rule 144 have been satisfied. The Investor acknowledges that, in the event all of the requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares or the underlying Common Stock. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

4.8    Authorization.

(a)    The Investor has all requisite power and authority to execute and deliver the Agreements, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of the Agreements. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of the Agreements, and the performance of all of the Investor’s obligations under the Agreements, has been taken or will be taken prior to the Closing.

(b)    The Agreements, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms.

(c)    No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreements or the performance of the Investor’s obligations hereunder or thereunder.

4.9    Brokers or Finders.  The Investor has not engaged any brokers, finders or agents, and neither the Company nor any other Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Agreements.

4.10    Investor Counsel.  The Investor acknowledges that it has had the opportunity to review the Agreements, the exhibits and schedules attached hereto and thereto and the transactions contemplated by the Agreements with its own legal counsel. Each Investor is relying solely on such counsel and not on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by the Agreements.

4.11    Tax Advisors.  The Investor has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreements. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreements.

4.12    Legends.  Such Investor understands and agrees that the certificates evidencing the Shares or any Common Stock issuable upon conversion thereof, or any other securities issued in respect of the Shares or any Common Stock issuable upon conversion thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the legends required by the Rights Agreement, including legends relating to restrictions on transfer under federal and state securities laws and legends required under applicable state securities laws.

4.13    No Prior Transactions.  Such Investor has not, during the 30 day period prior to execution and delivery of this Agreement, purchased or sold, directly or indirectly, any securities of the Company and has not otherwise engaged in any transaction in the Company’s securities. Without limiting the foregoing, the Investor has not, directly or indirectly, purchased, sold, offered to purchase or sell, contracted to purchase or sell (including, without limitation, any short sale), granted any option to purchase or sell, pledged, loaned, or otherwise acquired or disposed of any securities of the Company, or encouraged any other person to do any of the foregoing.

SECTION 5

Covenants of the Parties

5.1    Agreement to Cancel and Tender Warrants.  Each Investor who is a “Participating Investor” (as such term is defined in the First Amendment to the Note and Warrant Purchase Agreement referenced in Section 5.4 hereof) agrees that concurrent with such Investor’s investment in connection with a Closing under this Agreement, all warrants issued to such investor under the “Note and Warrant Purchase Agreement” (as defined in Section 5.4 hereof) shall be cancelled. Each such investor further agrees that at the Closing, such Investor shall tender all such warrants to the Company for cancellation (or shall provide the Company with a declaration that such warrants were lost, stolen or destroyed and an agreement reasonably satisfactory to the Company to indemnify it from any loss incurred by it in connection with such warrants).

5.2    Approval of the Certificate of Amendment.  The Company agrees to use its commercially reasonable efforts to take such actions as may be necessary in compliance with applicable laws, including the Exchange Act, to obtain the Stockholder Approval on or before June 1, 2003. The Company agrees to promptly file the Certificate of Amendment after obtaining such approval.

5.3    Announcement of Transaction.  The Company agrees to use its commercially reasonable efforts to file a Current Report on Form 8-K with the SEC announcing the transactions contemplated by this Agreement before the end of the next filing date after the Initial Closing.

5.4    Satisfaction.  The Company acknowledges and agrees that upon the Initial Closing, those Investors who are “Participating Investors” under that certain Note and Warrant Purchase Agreement dated November 9, 2001 by and among Occam Networks (California), Inc. and certain investors identified therein (the “Note and Warrant Purchase Agreement”) as amended by the First Amendment to the Note and Warrant Purchase Agreement of even date herewith and entered into by and among the Company, Occam Networks (California), Inc. and a majority of such parties necessary to amend the Note and Warrant Purchase Agreement (the “Amendment”), shall be deemed to have satisfied their obligations under the Note and Warrant Purchase Agreement, as amended, and such Investors shall have no further obligations to purchase notes from, make loans to, or guarantee loans or take any other action on behalf of the Company pursuant thereto; provided, however, such Investors’ obligations to enter into the Other Commitment under Section 1(c) thereto (but not its obligation to provide the principal amount of the Original Commitment under Section 1(c) thereto) shall be reinstated in the event that any “Participating Investor” rescinds, revokes or otherwise seeks any return of such “Participating Investors” investment under this Agreement, provided further, that, in such event the Company has issued replacement warrants for the Cancelled Warrants (as defined in the Amendment).

SECTION 6

Conditions to Investors’ Obligations to Close

An Investor’s obligation to purchase the Shares at a Closing is subject to the fulfillment on or before the Closing of each of the following conditions, unless waived by the applicable Investor purchasing the Shares in such Closing:

6.1    Representations and Warranties.    Except as set forth on the Schedule of Exceptions (as may be amended from time to time prior to each Closing), the representations and warranties made by the Company in Section 3 shall be true and correct as of each Closing.

6.2    Covenants.    All covenants, agreements and conditions contained in the Agreements to be performed by the Company on or prior to the Closing Date shall have been performed or complied with as of the Closing Date.

6.3    Closing Certificate.    The Company shall have delivered to each Investor at the Closing a certificate signed on its behalf by its President, Chief Executive Officer, or Chief Financial Officer certifying that the conditions specified in Sections 6.1 and 6.2 have been fulfilled and stating that there shall have been no Material Adverse Effect with respect to the Company not previously disclosed to the Investors in writing.

6.4    Proceedings and Documents.    All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Investor and to the Investors’ counsel. At the Initial Closing, the Company shall have delivered to each Investor a certificate signed on its behalf by its Secretary attaching and certifying to the truth and correctness of (1) the Restated Certificate, (2) the bylaws of the Company and (3) the board resolutions adopted in connection with the transactions contemplated by this Agreement and (4) good standing certificates of the Company from each jurisdiction where the Company is authorized to do business.

6.5     Certificate of Designation.    The Certificate of Designation shall have been duly authorized, executed and filed with and accepted by the Secretary of State of the State of Delaware.

6.6    Rights Agreement.    The Company and the Investors shall have executed and delivered the Rights Agreement in substantially the form attached as Exhibit D.

6.7    Voting Agreement.    The Company and parties holding at least a majority of the outstanding Common Stock of the Company shall have executed and delivered the Voting Agreement in substantially the form attached as Exhibit E.

6.8    Amendment of Note and Warrant Purchase Agreement.    The Company, Occam Networks (California), Inc. and investors under the Note and Warrant Purchase Agreement who are committed to funding at least 50% of the Original Commitment, as defined thereunder, shall have executed and delivered an amendment to the Note and Warrant Purchase Agreement in substantially the form attached as Exhibit F.

6.9    Opinion of Company Counsel.    Each Investor shall have received an opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, dated as of the Closing, in a form reasonably satisfactory to the counsel to the lead Investor.

SECTION 7

Conditions to Company’s Obligation to Close

The Company’s obligation to sell and issue the Shares at a Closing is subject to the fulfillment on or before the Closing of the following conditions, unless waived by the Company:

7.1    Representations and Warranties.    The representations and warranties made by the Investors in Section 4 shall have been true and correct when made.

7.2    Covenants.    All covenants, agreements and conditions contained in the Agreements to be performed by Investors on or prior to the Closing Date shall have been performed or complied with as of the Closing Date.

7.3    Compliance with Securities Laws.    The Company shall be satisfied that the offer and sale of the Shares and the underlying Common Stock shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws.

7.4    Certificate of Designation.    The Certificate of Designation shall have been duly authorized, executed and filed with and accepted by the Secretary of State of the State of Delaware.

7.5     Rights Agreement.    The Company and the Holders (as defined in the Rights Agreement) of the Series A Preferred Stock, shall have executed and delivered the Rights Agreement in substantially the form attached as Exhibit D.

7.6    Voting Agreement.    The Company and parties holding at least a majority of the outstanding Common Stock of the Company shall have executed and delivered the Voting Agreement in substantially the form attached as Exhibit E.

SECTION 8

Miscellaneous

8.1    Amendment.    Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investors that prior to the Initial Closing represent a majority in interest of the Investors as of such time, and following the Initial Closing, the Investors holding a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to this Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144); provided, however, that Investors purchasing shares in a Closing after the Initial Closing may become parties to this Agreement in accordance with Section 2.1 without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted or exchanged or for which such securities have been exercised) and each future holder of all such securities, provided, however, that if such amendment adversely affects one or more Investors, but does not so affect all Investors, then the adversely affected Investors must agree to be bound by such amendment. Each Investor acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to this Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

8.2    Notices.    All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile, or otherwise delivered by hand or by messenger addressed:

(a)    if to an Investor, at the Investor’s address or facsimile number as shown on Exhibit A;

(b)    if to any other holder of any Shares or the underlying Common Stock, to such address as such holder have furnished the Company in writing, or until such holder has furnished an address to the Company, then to the last address of the last holder of such shares who has so furnished an address to the Company; or

(c)    if to the Company, one copy should be sent to its address at 77 Robin Hill Road, Santa Barbara, California 93117 or facsimile number at (805) 692-2999 and addressed to the attention of the President, or at such other address or facsimile number as the Company shall have furnished to the Investors; with a copy to Wilson Sonsini Goodrich & Rosati, Professional Corporation at 650 Page Mill Road, Palo Alto, California 94304-1050 and addressed to the attention to Thomas C. DeFilipps and Robert F. Kornegay.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer. Any party may amend its address for receipt of notice by delivering written instructions to the other parties in accordance with this Section 8.2.

8.3    Expenses.    The Company and the Investors shall each pay their own expenses in connection with the transactions contemplated by this Agreement; provided, however, that if the Initial Closing is effected, at the Initial Closing, the Company shall reimburse the reasonable, documented fees and expenses of Fenwick & West, LLP, as counsel to U.S. Venture Partners, the lead Investor, such amount not to exceed $30,000.

8.4    Survival.    The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby for six months from the date of the Initial Closing.

8.5    Successors and Assigns.    This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties.

8.6    Entire Agreement.    This Agreement, the other Agreements and the exhibits and schedules thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

8.7    Delays or Omissions.    Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

8.8    Severability.    In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision, and the parties agree to negotiate, in good faith, a legal and enforceable substitute provision which most nearly effects the parties’ intent in entering into this Agreement. Notwithstanding the foregoing, no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

8.9      Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

8.10    Telecopy Execution and Delivery.    A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by facsimile or similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

8.11    Governing Law, Jurisdiction and Venue.    This Agreement shall be governed in all respects by the internal laws of the State of California, without regard to principles of conflicts of law. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in the County of Santa Clara in the State of California (or in the event of exclusive federal jurisdiction, the courts of the Northern District of California).

8.12    Waiver of Potential Conflicts of Interest.    Each of the Investors and the Company acknowledges that Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) may have represented and may currently represent certain of the Investors. In the course of such representation, WSGR may have come into possession of confidential information relating to such Investors. Each of the Investors and the Company acknowledges that WSGR is representing only the Company in this transaction. Each of the Investors and the Company understands that an affiliate of WSGR may also be an Investor under this Agreement or may otherwise be an equity holder of the Company. Pursuant to Rule 3-310 of the Rules of Professional Conduct promulgated by the State Bar of California, an attorney must avoid representations in which the attorney has or had a relationship with another party interested in the representation without the informed written consent of all parties affected. By executing this Agreement, each of the Investors and the Company acknowledges that the terms of this Agreement were negotiated between the Investors and the Company and are fair and reasonable and hereby waives any actual or potential conflict of interest which may arise as a result of WSGR’s representation of such persons and entities, WSGR’s possession of such confidential information and the participation by WSGR’s affiliate in the financing. Each of the Investors and the Company represents that it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

8.13    Waiver of Potential Conflicts of Interest.    Each Investor and the Company is aware that Fenwick & West LLP (“F&W”) (i) has previously performed and may continue to perform certain legal services for the Company unrelated to the matters contemplated by this Agreement and the Rights Agreement, Voting Agreement, First Amendment to the Note and Warrant Purchase Agreement, and Certificate of Designation (the “Related Agreements”) and (ii) in addition to representing certain Investors in connection with the Agreement and the Related Agreements, has previously performed and may continue to perform certain legal services for certain of the Investors in matters unrelated to F&W’s representation in connection with the matters contemplated by this Agreement and the Related Agreements. In connection with such representation, F&W may have obtained confidential information of the Company that could be material to F&W’s representation of the Investors in connection with the negotiation, execution and performance of this Agreement. By signing this Agreement, each Investor and the Company hereby acknowledges that the terms of this Agreement were negotiated between the Investors and the Company and are fair and reasonable and waives any potential conflict of interest arising out of such representation or such possession of confidential information. Each Investor and the Company further represents that it has had the opportunity to be, or has been, represented by independent counsel in giving the waivers contained in this Section 8.13. Each of the Company and U.S. Venture Partners (and affiliates) further acknowledge that they have previously consented to F&W’s representation of the Investors in connection with the matters contemplated by this Agreement and the Related Agreements, which consents are recorded in a letter dated December 12, 2002.

(The remainder of this page is left intentionally blank.)

IN WITNESS WHEREOF, this Series A Preferred Stock Purchase Agreement is executed as of the date first written above.

“COMPANY”

OCCAM NETWORKS, INC. a Delaware corporation

By:	/s/ Howard M. Bailey

Name:	Howard M. Bailey

Title:	Chief Financial Officer

“INVESTOR”

U.S. Venture Partners VII, L.P.
2180 Associates Fund VII, L.P.
USVP Entrepreneur Partners VII-A, L.P.
USVP Entrepreneur Partners VII-B, L.P.
By Presidio Management Group VII, L.L.C.
The General Partner of Each

By:	/s/ Michael P. Maher

Name:	Michael P. Maher

Title:	Attorney-In-Fact

U.S. Venture Partners V, L.P.
USVP V International, L.P.
2180 Associates Fund V, L.P.
USVP V Entrepreneur Partners, L.P.
By Presidio Management Group V, L.L.C.
The General Partner of Each

By:	/s/ Michael P. Maher

Name:	Michael P. Maher

Title:	Attorney-In-Fact

“INVESTOR”

New Enterprise Associates 9, L.P.
By:	NEA Partners 9, L.P.
Its General Partner

By:	/s/ Nancy Dorman

Name:	Nancy Dorman

Title:	General Partner

Norwest Venture Partners VIII, L.P.
NVP Entrepreneurs Fund VIII, L.P.

By:

Name:

Title:

“INVESTOR”

New Enterprise Associates 9, L.P.
By:	NEA Partners 9, L.P.
Its General Partner

By:

Name:

Title:

Norwest Venture Partners VIII, L.P.
NVP Entrepreneurs Fund VIII, L.P.

By:	/s/ George Still

Name:	George Still

Title:	Managing Partner

“INVESTOR”

(Name of Investor)

(Signature)

(Name and title of signatory, if applicable)

EXHIBIT A

SCHEDULE OF INVESTORS

I.	Initial Closing Investors

Investor	Number of Series A Shares	Purchase Price
U.S. Venture Partners VII, L.P.	704,000	$5,280,000.00
2180 Associates Fund VII, L.P.	14,667	$110,002.50
USVP Entrepreneur Partners VII-A, L.P.	7,333	$54,997.50
USVP Entrepreneur Partners VII-B, L.P.	7,333	$54,997.50
U.S. Venture Partners V, L.P.	60,000	$450,000.00
USVP V International, L.P.	3,333	$24,997.50
2180 Associates Fund V, L.P.	1,867	$14,002.50
USVP V Entrepreneur Partners, L.P.	1,467	$11,002.50

2180 Sand Hill Road #300 Menlo Park, CA 94025 Attention: Steven Krausz Fax: (650) 854-3018

New Enterprise Associates 9, L.P.	371,548	$2,786,610.00

2490 Sand Hill Road Menlo Park, CA 94025 Attention: Thomas C. McConnell Fax: (650) 854-9397

Norwest Venture Partners VIII, L.P.	285,952	$2,144,640.00
NVP Entrepreneurs Fund VIII, L.P.	14,207	$106,552.50

525 University Avenue, Suite 800 Palo Alto, CA 94301 Attention: Robert Abbott Fax: (650) 321-8010
Total	1,471,707	$11,037,802.50